EXHIBIT 1

                  STOCKHOLDER PROPOSAL OF LINDNER INVESTMENTS

"RESOLVED THAT THE SHAREHOLDERS OF METRICOM, INC., ASSEMBLED AT THE 1997 ANNUAL MEETING HEREBY RECOMMEND TO THE BOARD OF DIRECTORS THAT THE BOARD TAKE THE STEPS NECESSARY TO ACHIEVE A CASH OR STOCK MERGER OF METRICOM, INC., ON TERMS THAT WILL ACHIEVE THE GREATEST VALUE FOR THE TECHNOLOGY THE COMPANY POSSESSES AS PROMPTLY AS POSSIBLE."

                 STATEMENT IN SUPPORT OF STOCKHOLDER PROPOSAL

"Lindner Investments believes that the current management of Metricom, Inc., has failed to capitalize on the outstanding attributes of the Ricochet network technology and thereby increase the value of Metricom shares. The company has raised over 100 million dollars since 1994 and has not delivered the results which we believe are possible with this technology. The inability of current management to provide and adhere to a reasonable timetable whereby providers of services and hardware can plan upon offering solutions to customers has greatly impaired the value of the company and its substantial technological lead over its competitors. We believe that shareholders, employees and especially potential users of Ricochet networks would be best served by a merger with a strategic partner who could add financial, marketing and network management capabilities to fully exploit the tremendous opportunities which increasingly affordable, smaller and more functional electronic devices present for an inexpensive, high speed wireless data network covering the U.S.A."